Filed by Health Management Systems, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

Subject Company: HMS Holdings Corp. Commission File Number for
Registration Statement: 333-100521

On February 14, 2003, Health Management Systems, Inc. sent the following email to its employees:



As you may know, the Provider Division of Health Management Systems will be officially changing its name to Accordis on Monday, March 3, 2003. Celebrations will be taking place at each of our Provider locations on that day...details will be coming to you soon!

For many years, the Health Management Systems name worked well for us in the hospital marketplace. We experienced limited competition and there were only a few companies in our space. Today, we face increased competition and operate in a market saturated with "H" companies that sound just like ours. In fact, when we participate in tradeshows and conferences, we are typically one of dozens of companies with similar-sounding names. By changing our name, we have an exciting opportunity to differentiate ourselves from other business office service providers and to separate ourselves from the pack. Along with a new name comes a new look for Accordis! Among other things, you will see a new logo, new brochures and folders, a new website, and new stationery.

Unlike the Provider Division, the Payor Division has strong name recognition in its market. Consequently, the Payor Division will keep the Health Management Systems name.

Following shareholder approval, Accordis and Health Management Systems will be wholly-owned subsidiaries of a new entity called HMS Holdings Corp. HMS Holdings Corp. will continue to be publicly traded on NASDAQ under the HMSY symbol.

Following is some information about the Accordis transition; additional information will be sent to you on a regular basis. If you have any questions, please feel free to contact Francesca Marraro at 212-857-5442.


BENEFITS
This name change does not affect your benefits or existing company policies in any way.

E-MAIL
E-mail addresses for Accordis employees will change effective March 3. The new e-mail configuration for Accordis employees will be:

[firstinitial][fulllastname]@accordisinc.com

For example, the e-mail address for Christina Dragonetti on March 3rd will be:

cdragonetti@accordisinc.com

On March 3rd, please let your contacts know about the change in your e-mail address. Also, Accordis employees should remember to change electronic signatures on their e-mail. Please remove the Health Management Systems name and replace it with Accordis.

All other employees (i.e., Human Resources, Finance, IT, and Payor employees) will continue to use their existing e-mail addresses. By May 31, 2003, however, all employees will be switched to the "full last name" e-mail convention.

For all employees: if an e-mail is sent to you at your old e-mail address, it will be automatically forwarded to you at your new address through June 30, 2003. After that, e-mails sent to your old address will not be delivered to you.

SECURITY CARDS
Your current security card will continue to be valid. New cards with the Accordis name are not contemplated at this time.

WEBSITES
Each entity-Accordis, Health Management Systems, and HMS Holdings-will have its own website as of March 3rd as follows:

*	Accordis: www.accordisinc.com
*	Health Management Systems (Payor): www.hmsy.com
*	HMS Holdings Corp: www.hmsholdings.com

Both the Accordis and Health Management Systems sites will be linked to the HMS Holdings site, which will contain financial information and company-wide job listings.

SIGNAGE
On March 3rd, temporary signage will be hung at each provider location. Permanent signage will follow.

TELEPHONES
There will be no change to your direct dial number. There will be, however, a new general number for Accordis: 212-685-4974. Your direct dial remains the best way to reach you, although callers will be able to reach you
through the new general number.    The toll-free number for Accordis will
remain the same: 1-888-467-1886.

All Accordis employees must change their voice mail greeting on Friday, February 28. You should use the Accordis name in your voice mail greeting; you should not mention Health Management Systems, HMS, or HMS Holdings.

STATIONERY
New stationery for Accordis will be available at each Provider location in early March: Chicago, Columbia, Dallas, Los Angeles, New York, and Springfield. Each location will receive customized letterhead, business envelopes, labels, note cards, and business cards (for designated employees).

Updated templates for producing letters and memos will be made available to all Accordis employees via the LAN.

BROCHURES
A new Accordis brochure, folder, and data sheets will be available in March to sales and account management staff.

CLIENT COMMUNICATIONS
A letter will be sent to all Provider clients to notify them of the name change. In addition, a postcard announcing the name change, with Accordis office addresses and telephone numbers, our new website address, and our toll-free number, will be mailed to all clients. New premiums with the Accordis name will be available in March.

EMPLOYEE CELEBRATIONS
Mark your calendar! Each Accordis location will be hosting an Accordis "birthday" party on March 3rd in the early afternoon. There will be food, drinks, and giveaways for everyone! You will receive more information about the celebration at your location later in the week.

QUESTIONS?
This is an exciting time in the evolution of our provider business.
We will keep you informed as we progress through the transition. If you have questions in the meantime, please feel free to contact Francesca Marraro at 212-857-5442.



A registration statement has been filed with the SEC on Form S-4 which contains a definitive proxy statement and prospectus of HMSY and HMS Holdings Corp. and other relevant documents concerning the holding company proposal. This communication shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state. Investors are urged to read the definitive proxy statement and prospectus and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information on the proposed restructuring. Investors can obtain the documents filed with the SEC free of charge at the SEC's Web site (www.sec.gov) under the name of HMS Holdings Corp. In addition, investors may obtain a free copy of the definitive proxy statement and prospectus and other documents filed by HMSY and HMS Holdings Corp. with the SEC by contacting HMSY's Shareholder Services at 212-857-5486. Investors should read the definitive proxy statement and prospectus before making any voting or investment decision.

HMSY and its directors and executive officers may be deemed to be participants in the solicitation of proxies from HMSY shareholders. HMS Holdings Corp. may also be deemed to be a participant in the solicitation. Investors may obtain additional information regarding HMSY, HMS Holdings Corp. and their respective officers and directors, including beneficial ownership information, by reading the definitive proxy statement and prospectus.